Exhibit 1.01

CONFLICT MINERALS REPORT OF MILLER INDUSTRIES, INC.

For the Year Ended December 31, 2024

This report for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated from the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the Rule requires that the issuer must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a report, the Conflict Minerals Report (the “CMR”) as an Exhibit to Form SD, to the SEC that includes a description of those due diligence measures.

In this CMR, the words “Miller Industries”, the “Company”, “we”, “our”, “ours”, and “us” refer to Miller Industries, Inc. and its subsidiaries or any of them.

Company Overview

Miller Industries is The World’s Largest Manufacturer of Towing and Recovery Equipment®, with executive offices in Ooltewah, Tennessee, domestic manufacturing operations in Tennessee and Pennsylvania, and foreign manufacturing operations in France and the United Kingdom. We develop innovative high-quality towing and recovery equipment worldwide. We design and manufacture bodies of car carriers and wreckers, which are installed on chassis manufactured by third parties, and sold to our customers. For additional information regarding the Company’s products and operations, please see the Company’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2024.

Supply Chain Overview

In preparing the CMR, the Company relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy, as set forth in our Code of Conduct and our Supplier Code of Conduct.

We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that we believe are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established jointly by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), and launched our conflict minerals due diligence communication survey to these suppliers.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that “conflict minerals” as defined above by the SEC, which are tin, tantalum, tungsten, and gold, can be necessary to the functionality or production of the Company’s products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, the Company has been unable to determine the origin of all the 3TG used in our products.

Using our supply chain due diligence processes and adhering to the Company’s Conflict Minerals Policy, as set forth in our Code of Conduct and our Supplier Code of Conduct, we hope to encourage our suppliers to reasonably source conflict minerals and derivative metals from the DRC and neighboring countries only from mines and smelters that do not fund armed groups engaged in conflict and human rights abuses.

Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold, tin, tantalum, and tungsten. The Company designed our due diligence process to conform in all material respects with the OECD Guidance.

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers. We have identified our direct suppliers and have relied on their responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. The Company is a downstream consumer of 3TG and is generally further removed from smelters and refiners who provide minerals and ores. The Company does not have a direct relationship with any 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the 3TG. However, we do rely upon the industry (for example, EICC) efforts to influence smelters and refineries to become certified as “conflict-free”.

The number of direct suppliers in the original scope for the Company was 877. Of these, 216 suppliers were above the Company’s supplier spend threshold applied by the Company of $100,000 per year, in the aggregate representing approximately 98.5% of the Company’s supplier spend in original scope. The Company approached these direct suppliers with the conflict minerals inquiry.

We conducted a survey of the Company’s direct suppliers described above using the template developed jointly by EICC and GeSI, known as the EICC GeSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to a company’s supply chain. This includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. The information we receive is submitted into an electronic database which facilitates information processing and analysis. In addition, as part of the due diligence process, the Company has established record-keeping procedures to ensure the retention of relevant documentation in connection with the survey responses by its direct suppliers.

Conflict Minerals Policy

As part of the Company’s due diligence process, the Company has adopted a company policy in its Code of Conduct, which is posted on our website at www.millerind.com/investors under “Corporate Governance”, regarding conflict minerals. As set forth in the policy, the Company is committed to sourcing components and materials from companies that share its values about human rights, ethics, and environmental responsibility. The Company adopted the policy to encourage its suppliers to responsibly source conflict minerals and derivative metals within the DRC and neighboring countries from conflict free mines and smelters (those which do not fund armed groups engaged in conflict and human rights abuses) to prevent an embargo and associated worsening of economic conditions and human suffering.

Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials in our supply chain back to their mine of origin is a complex endeavor. By adopting methodology outlined by the OECD Guidance and the standard Conflict Minerals reporting templates established by the EICC and the GeSI and having the Company’s suppliers report to us using the Template, we believe that the smelters and refiners identified to us by our suppliers should represent the most reasonably known mine of origin information available. Through this joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain, to the extent information was provided by our direct suppliers surveyed.

Conclusion

While we did receive responses to the Template during the course of our due diligence on the source and chain of custody of 3TG, most of our direct suppliers did not provide responses to the required survey. Furthermore, many of the direct suppliers that did respond were not able to confirm the country of origin of the mine or 3TG. As a result, we have collected information on some, but not all, of the smelters and refiners used by our direct and indirect suppliers. Among those smelters and refiners that were identified to us by our direct suppliers, we found that the majority of them are in fact certified as conflict-free. However, some of our suppliers processed minerals sourced in the DRC or its adjoining countries from smelters and refiners that are not certified to be conflict-free.

Future Due Diligence

The due diligence process discussed above is an ongoing process. In the future, we may from time to time review the criteria used to select suppliers for solicitation and continue to engage with our suppliers to identify the 3TG used within our supply chain, as well as the origin and chain of custody of those minerals. Additionally, we will continue to communicate our expectations and information requirements to our direct suppliers. Over time, we anticipate that the amount of information on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers, and we expect our suppliers to take similar measures with their respective suppliers.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “should”, “could”, “continue”, “future”, “potential”, “believe”, “project”, “plan”, “intend”, “seek”, “estimate”, “predict”, “expect”, “anticipate” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans and expectations relating to the conflict minerals due diligence process, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.